Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,					SIX MONTHS ENDED MARCH 31,
	1999	2000	2001	2002	2003	2004
Earnings: Earnings before income taxes (a) (b) Fixed charges	$ 2,064 258	2,192 359	1,650 376	1,622 321	1,452 322	841 160
Earnings, as defined	$ 2,322	2,551	2,026	1,943	1,774	1,001

Fixed Charges: Interest expense One-third of all rents (b)	$ 199 59	292 67	304 72	250 71	246 76	122 38
Total fixed charges	$ 258	359	376	321	322	160

Ratio of Earnings to Fixed Charges	9.0x	7.1x	5.4x	6.1x	5.5x	6.3x

(a)

Represents earnings from continuing operations before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.

(b)	The operating results of Dura-Line have been reclassified to discontinued operations for all years presented.